VIA EDGAR

October 19, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim, Attorney-Advisor

Re:	Dell Technologies Inc.
Registration Statement on Form S-4
File No. 333-226618
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dell Technologies Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, so that it may become effective on October 19, 2018 at 4:00 p.m. Eastern Time, or as soon as possible thereafter. We ask, however, that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) not accelerate such effectiveness until our counsel indicated below speaks with you on that date.

The Registrant hereby acknowledges the following:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862 or, in her absence, Benjamin Schaye of the same firm at (212) 455-7866, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.

Very truly yours,

DELL TECHNOLOGIES INC.

By:	/s/ Richard J. Rothberg
Name:	Richard J. Rothberg
Title:	General Counsel and Secretary

cc:	Dell Technologies Inc.
Richard J. Rothberg, Esq.
Janet Bawcom, Esq.

Simpson Thacher & Bartlett LLP
Richard Capelouto, Esq.
Kenneth B. Wallach, Esq
Daniel N. Webb, Esq.
Benjamin P. Schaye, Esq.
Xiaohui (Hui) Lin, Esq.

Hogan Lovells US LLP
Richard J. Parrino, Esq.
Kevin K. Greenslade, Esq.

Latham & Watkins LLP
Mark D. Gerstein, Esq.
Bradley C. Faris, Esq.

Wachtell, Lipton, Rosen & Katz
Steven A. Rosenblum, Esq.
Gordon S. Moodie, Esq.